PROGREEN PROPERTIES, INC.
380 North Old Woodward Ave., S. 226
Birmingham, MI 48009

June 7, 2013

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Progreen Properties, Inc. SEC Comment Letter dated April 26, 2013 Form 10-K for the Fiscal Year Ended April 30, 2012 File No. 000-25429

Dear Sir/Madam:

We are submitting herein the responses of Progreen Properties, Inc. (the “Company”) to the comments set forth in your comment letter dated April 26, 2013 on the captioned filing (the “2012 10-K”) under the Securities Exchange Act of 1934, as amended.

Form 10-K for the Fiscal Year Ended April 30, 2012

Consolidated Financial Statements, page 15

1.             American Residential Gap ApS (ARG) as Significant Source of Revenues.  As of the filing date of the 2012 10-K, ARG was still in the early organizational stages, Progreen’s initial discussions having taken place after ARG had been set up in April of 2012. ARG had presented to Progreen a plan of raising substantial capital in several tranches over time, with a view to make substantial real estate investments in the US.

Initially, to get started, ProGreen had a strong interest that ARG’s plans would go ahead, and ProGreen decided to accept ARG’s offer to acquire 5 rental condominiums owned by ProGreen for $384,000 (our asking price), provided that ProGreen would accept $144,000 cash as part payment. The balance Progreen agreed was to be paid in ARG investment units based on the same valuation and conditions as ARG management had agreed to as founder investors in ARG, i.e., in the form of investment units of $30,000, comprising 50% ARG debt (6% corporate debenture) and 50% equity in the form of common stock in ARG, subject to Progreen’s condition that it would have the right to sell part or all of its interests in ARG.

At the closing on April 30, 2012 of the first tranche of the 5 properties, ProGreen transferred two of its investment units immediately, valued at $60,000. In early June ProGreen sold a further unit for $30,000 in cash to another Swedish investor. On December 31, 2012, ProGreen transferred a further 3 units valued at a total of $90,000 plus accumulated interest due on the debenture portion of the units, representing $1,800, leaving ProGreen holding 2 units, valued total at $60,000 plus accrued interest on the debenture part of $1,200.

After the initial transaction of $384,000 on April 30, 2012, on Oct 1, 2012, ARG purchased a small condominium for $45,000 in cash and on December 15, 2012 an additional condominium for $95,000. On March 1, 2013, ARG acquired a single family home for $110,000 from ProGreen. Even though these acquisitions of properties from ProGreen in total represent $634,000 in revenues to Progreen, this amount represents only a fraction of what ARG had projected in terms of potential property acquisitions.

Accordingly, ProGreen initiated several other avenues in order to obtain financing and customers for investment property sales. In August of 2012 ProGreen obtained payoff by the owner of the balance of the sale price on a property sold two years earlier, in the amount of approximately $76,000. We also sold another condo to the tenant at the time in August for $60,000. In April of 2013, we sold another of our previous rental condos to an outside client for $110,000.

In September of 2012 Progreen had met with some other Swedish investors that showed interest in investing in US rental properties. That lead to the signing of a MOU in March 2013 with Futura Fastigheter AB, based on both funding of ProGreen acquisitions and renovations of properties, as well as Futura acquiring fully leased and managed properties from ProGreen. We expect to sign the definitive agreement during the summer of 2013 with initial investments starting in September.

From this point, the Progreen does not expect to rely on ARG for a significant portion of our sales or to expand our property sales volume.  Accordingly, we do not believe that our disclosures to the investing public would be enhanced by inclusion of ARG financials in our filings.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

PROGREEN PROPERTIES, INC.

By: /s/ Jan Telander
Jan Telander
Chief Executive Officer